                              [OLSHAN LETTERHEAD]

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                                                         FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2259
                                                    EMAIL: HKESNER@OLSHANLAW.COM

                                  July 7, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

         RE:      AMENDMENT NO. 3 TO RELATIONSERVE MEDIA, INC.
                  REGISTRATION STATEMENT ON FORM SB-2 FILED JUNE 23, 2006
                  FILE NO. 333-132586

Dear Mr. Spirgel:

     We are securities counsel to RelationServe Media, Inc. (the "Company"). We are submitting responses to the oral comments from the Division of Corporation
Finance, received June 30, 2006, relating to Amendment No. 3 to the Company's
Registration Statement on Form SB-2 filed May 23, 2006 ("Amendment No. 3"). The following responses have been numbered to correspond to the Staff's comments and are being filed together with Amendment No. 4 to Registration Statement on Form
SB-2 ("Amendment No. 4").

GENERAL
-------

1.       PLEASE PROVIDE MORE DETAILED DISCUSSION CONCERNING THE TERMS AND
         CONDITIONS OF THE WARRANTS TO PURCHASE COMMON STOCK, $.01 PER SHARE AND
         THE SENIOR SECURED DEBENTURES. AMONG THE ITEMS TO CONSIDER INCLUDING IN
         THE DISCUSSION ARE THE FACT THAT (I) UPON EXPIRATION THE $.01 WARRANTS
         ARE AUTOMATICALLY EXERCISABLE INTO COMMON STOCK AS OPPOSED TO EXPIRING
         ON THEIR OWN TERMS (II) DEBENTURE HOLDERS CAN NOT BENEFICIALLY OWN MORE
         THAN 4.99% OF THE COMPANY'S OUTSTANDING COMMON STOCK UPON EXERCISE OR
         CONVERSION OF THEIR WARRANTS OR DEBENTURES AND (III) THE DEBENTURES
         HAVE A MANDATORY REDEMPTION PROVISION COMMENCING NOVEMBER 1, 2007.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

July 7, 2006

     The disclosure in "Description of Securities - The Senior Secured
Convertible Debentures" and "Description of Securities - Warrants" has been expanded in accordance with the Staff's comment. The Staff is advised that
"Description of Securities - the Senior Secured Convertible Debentures" already included a description of the mandatory redemption provision. However, such description of the mandatory redemption provision has now been included under the Risk Factor "If An Event Of Default Occurs Under The Debenture Other Than A
Covenant Default, It Could Result In A Material Adverse Effect On Our Business,
Operating Results, Or Financial Condition As The Debenture Holders Maintain A
First Priority Security Interest On All Of Our Assets And On The Assets Of Our
Subsidiaries."

2.       PLEASE CLARIFY IN THE REGISTRATION STATEMENT FEE TABLE HOW MANY SHARES
         ARE BEING REGISTERED DUE TO THE PROVISION IN THE REGISTRATION RIGHTS
         AGREEMENTS WITH THE DEBENTURE HOLDERS REQUIRING THE REGISTRATION 110%
         OF THE REGISTRABLE SECURITIES (AS DEFINED IN SUCH AGREEMENT).

     The Registration Statement fee table has been revised in accordance with the Staff's comment.

3.       PLEASE CLARIFY WHETHER ANY SHARES PAID AS INTEREST UNDER THE DEBENTURES
         OR PAID IN CONSIDERATION ON THE LIQUIDATED DAMAGES PROVISION OF THE
         REGISTRATION RIGHTS AGREEMENT HAVE BEEN REGISTERED UNDER THE
         REGISTRATION STATEMENT.

     "Description of Securities - Registration Rights" has been revised in accordance with the Staff's comments. As indicated in the response, the Company intends to pay cash as consideration for the interest on the debentures and the liquidation penalty if any. Moreover, the Staff is advised that the terms of the
Debentures provide limitations as to when the Company can issue shares in consideration of the interest payment and the Registration Rights Agreement also has language which states that amy liquidated damages under such agreement should be paid in cash. The Staff is advised that if the Company subsequently decides to issue shares instead of paying cash, the resale of such shares will be registered prior to their issuance.

                                     CLOSING

     FOR YOUR CONVENIENCE, UNDER SEPARATE COVER WE WILL DELIVER TO YOU:

     o  two (2) marked copies of Amendment No. 4 (compared to Amendment No. 2);

     o  two (2) clean copies of Amendment No. 4.

July 7, 2006

     We welcome a further discussion on any of our points addressed within this response letter. The Company would like to request acceleration of the effectiveness of the Registration Statement as soon as possible. Should you have any questions, please contact the undersigned at (212) 451-2259 or Kenneth
Schlesinger at (212) 451-2252.

                                                     Very truly yours,

                                                     Harvey J. Kesner

cc:      Donald Gould

July 7, 2006

bcc:     Michael Brauser
         Paul Soltoff
         Ed Hackert
         Nilene Evens
         Kenneth Schlesinger
         Mark Lakin
         Jonathan Deblinger